PlantSnap, Inc.

BALANCE SHEET

As of February 3, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS DDA 0003 (0003)	9,694.93
Eric Ralls	6,950.00
Total Bank Accounts	**$16,644.93**
Total Current Assets	**$16,644.93**
TOTAL ASSETS	**$16,644.93**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase credit card	-3,000.00
Total Credit Cards	**$ -3,000.00**
Total Current Liabilities	**$ -3,000.00**
Total Liabilities	**$ -3,000.00**
Equity	
Opening Balance Equity	-713.30
Owner's Investment	79,103.30
Owner's Pay & Personal Expenses	-2.05
Retained Earnings	-55,524.85
Net Income	-3,218.17
Total Equity	**$19,644.93**
TOTAL LIABILITIES AND EQUITY	**$16,644.93**